SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Act of 1934

For the month of March, 2006

of Chile, Bank
(Translation of Registrant's name into English)

Chile
(Jurisdiction of incorporation or organization)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

   Form 20-F  ___X___                                                                                               Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.
Yes _______                                                                                            No ___X____

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82- ____.)

     BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Superintendency of Banks, Chilean Superintendency of Securities and Insurance and local Stock Exchanges, informing of a release of the Central Bank of Chile regarding its position in connection with the capitalization agreed upon at the Bank’s Extraordinary Shareholder meeting held on March 23, 2006.

Santiago 28th March, 2006

Mr.
Gustavo Arriagada Morales
Superintendent of Banks and
Financial Institutions
Present

RE: ESSENTIAL INFORMATION

Mr. Superintendent:

Pursuant to Articles 9 and 10 of Law No. 18.045 and Chapter 18-10 of the Regulations of the Superintendency of Banks and Financial Institutions, I inform you of an Essential Information, that on today’s date, the Central Bank of Chile communicated to Banco de Chile that in the Extraordinary Session, No, 1256E, that took place on the 27th of March of this year, the Board of the Central Bank of Chile resolved to request its corresponding surplus, from the fiscal year ended on the 31st of December 2005, including the proportional part of the agreed upon capitalization profits be paid in cash currency.

Sincerely,

Pablo Granifo Lavín
Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2006

Banco de Chile

/S/ Pablo Granifo L.
By: Pablo Granifo Lavín Chief Executive Officer